

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

Luke Evnin
Chief Executive Officer
Turmeric Acquisition Corp.
450 Kendall St.
Cambridge, MA 02142

> **Re: Turmeric Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 9, 2020**
> **CIK 0001823524**
> **Registration Statement on Form S-1**
> **Filed September 28, 2020**
> **File No. 333-249099**

Dear Mr. Evnin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary
Target Identification Strategy, page 2

1.   Under "Target Identification Strategy" at page 3, you suggest that a number of factors, including "the TAC structure, will make us a preferred partner for many of these targets." Please revise to explain what in particular about your structure differentiates you from potential competitors and makes you a "preferred partner." Similarly, clarify how your intended approach will result in creating "multiple shots on goal to diversify risk" (page 4).

<u>Industry Opportunity, page 4</u>

2.   We note your use of industry and market data in various statements here and elsewhere in your prospectus. We further note that you have disclosed your support for some but not all of these statements. Please ensure that you have disclosed your support for all such statements, including the names and dates of third party sources. Please also disclose your support for your table on page 7 illustrating the FDA review period for four novel oncology agents.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christian O. Nagler, Esq.